UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25	SEC File Number: 1-13412
NOTIFICATION OF LATE FILING	Cusip Number: 444144 10 9

(Check one)  Form 10-K ☐    Form 20-F ☐    Form 11-K ☐    Form 10-Q ☒    Form 10-D ☐    Form N-CEN ☐   Form N-CSR ☐

For Period Ended:	June 30, 2018

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-CEN

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

HUDSON TECHNOLOGIES, INC.

Full Name of Registrant

Former Name if Applicable

One Blue Hill Plaza

Address of Principal Executive Office (Street and Number)

Pearl River, NY 10965

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution reported on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Hudson Technologies, Inc. (the “Company”) previously reported, via press release furnished as an exhibit to a Form 8-K filed on August 8, 2018, that the Company is currently operating under a waiver and amendment to its term loan credit and security agreement with U.S. Bank National Association, as agent, and the term loan lenders (“Term Loan”). The waiver runs through August 14, 2018, and discussions are continuing with respect to an amendment of the Term Loan’s existing total leverage ratio financial covenant and certain other terms, which the Company expects to complete on or before August 14, 2018. As a result of the potential balance sheet impact of foregoing discussions, the Company will not be in a position to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 (the “10-Q”) on a timely basis. The Company is working diligently to resolve these matters and management currently believes that the Company will be in a position to file the aforementioned 10-Q not later than August 14, 2018.

(Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Brian Coleman	(845)	735-6000
Name	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes    ☐ No

(3)

It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

☒ Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the quarter ended June 30, 2018, the Company’s revenues were $58.1 million, an increase of 11% compared to $52.2 million in the comparable 2017 period. Revenues for the 2018 period included revenues from Aspen Refrigerants, Inc. (“ARI”) which was acquired in October 2017. During the second quarter of 2018, the Company recognized a $14 million inventory write down due to a decline in selling price of certain gases that occurred in the quarter. The Company also recognized an additional $18 million write down for the previously recorded step-up in inventory basis associated with the acquisition of ARI. Due to the impact of the inventory write downs, the Company’s net loss for the second quarter of 2018 was $28.6 million, or ($0.67) per basic and diluted share, compared to net income of $8.5 million or $0.21 per basic and $0.20 per diluted share in the second quarter of 2017.

For the six months ended June 30, 2018, the Company’s revenues were $100.5 million, an increase of 10% compared to $91.1 million in the comparable 2017 period. Revenues for the 2018 period included revenues from ARI. The Company experienced negative gross margins for the first six months of 2018 compared to gross margin of 32.8% in the first six months of 2017. Due to the impact of the $32 million of inventory write downs in the second quarter of 2018, the Company’s net loss for the first half of 2018 was $31.6 million, or ($0.75) per basic and diluted share, compared to net income of $14.3 million or $0.34 per basic and $0.33 per diluted share in the first half of 2017.

HUDSON TECHNOLOGIES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 9, 2018	By:	/s/	Nat Krishnamurti
Nat Krishnamurti
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).